UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Imclone Systems Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 14, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         Dixon Guarantor LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         200,000

8   SHARED VOTING POWER
         0

9   SOLE DISPOSITIVE POWER
         200,000

10  SHARED DISPOSITIVE POWER
         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         200,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.24%

14  TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         High River Limited Partnership

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         4,202,049

8   SHARED VOTING POWER
         200,000

9   SOLE DISPOSITIVE POWER
         4,202,049

10  SHARED DISPOSITIVE POWER
         200,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,402,049

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.24%

14  TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         Hopper Investments LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         0

8   SHARED VOTING POWER
         4,402,049

9   SOLE DISPOSITIVE POWER
         0

10  SHARED DISPOSITIVE POWER
         4,402,049

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,402,049

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.24%

14  TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         Barberry Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         900,800

8   SHARED VOTING POWER
         4,402,049

9   SOLE DISPOSITIVE POWER
         900,800

10  SHARED DISPOSITIVE POWER
         4,402,049

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,302,849

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.32%

14  TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         American Real Estate Holdings Limited Partnership

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         2,925,603

8   SHARED VOTING POWER
         0

9   SOLE DISPOSITIVE POWER
         2,925,603

10  SHARED DISPOSITIVE POWER
         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,925,603

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.48%

14  TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         American Real Estate Partners L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         0

8   SHARED VOTING POWER
         2,925,603

9   SOLE DISPOSITIVE POWER
         0

10  SHARED DISPOSITIVE POWER
         2,925,603

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,925,603

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.48%

14  TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         American Property Investors, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         0

8   SHARED VOTING POWER
         2,925,603

9   SOLE DISPOSITIVE POWER
         0

10  SHARED DISPOSITIVE POWER
         2,925,603

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,925,603

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.48%

14  TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         Beckton Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         0

8   SHARED VOTING POWER
         2,925,603

9   SOLE DISPOSITIVE POWER
         0

10  SHARED DISPOSITIVE POWER
         2,925,603

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,925,603

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.48%

14  TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         Gail Golden

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
         15,000

8   SHARED VOTING POWER
         0

9   SOLE DISPOSITIVE POWER
         15,000

10  SHARED DISPOSITIVE POWER
         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.02%

14  TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

CUSIP No. 45245W109

1   NAME OF REPORTING PERSON
         Carl C. Icahn

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) / /
         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
             0

8   SHARED VOTING POWER
             8,228,452

9   SOLE DISPOSITIVE POWER
             0

10  SHARED DISPOSITIVE POWER
             8,228,452

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.80%

14  TYPE OF REPORTING PERSON
             IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, $.001 par value (the "Shares"), of Imclone Systems Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014.


Item 2. Identity and Background

The persons filing this statement are American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Real Estate Holdings Limited Partnership, a Delaware limited partnership ("AREH"), American Property Investors, Inc., a Delaware corporation ("API"), Beckton Corp., a Delaware corporation ("Beckton"), Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), High River Limited Partnership, a Delaware limited partnership ("High River") and Dixon Guarantor LLC, a Delaware limited liability company ("Dixon", and collectively with AREP, AREH, API, Beckton, Barberry, Hopper and High River, the "Icahn Entities"), Carl C. Icahn, a citizen of the United States of America (Mr. Icahn, and collectively with the Icahn Entities, the "Icahn Group") and Gail Golden, a citizen of the United States of America, the spouse of Mr. Icahn (Ms. Golden collectively with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of (i) AREP, AREH, API, Beckton, Barberry, Hopper, High River and Dixon is 100 South Bedford Road, Mount Kisco, New York 10549 and (ii) Mr. Icahn, and Ms. Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

Barberry is the sole member of Hopper. Hopper is the general partner of High River. High River is the sole member of Dixon. Beckton is the sole shareholder of API. API is the general partner of both AREH and AREP, and AREP is a limited partner of AREH owning a 99 percent limited partnership interest therein. Barberry and Beckton are wholly-owned by Mr. Icahn. Mr. Icahn is (i) the sole director of each of Barberry and Beckton (ii) Chairman of the Board and President of Barberry and (iii) Chairman of the Board and President of Beckton. As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with the Icahn Entities, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Icahn Entities.

Each of Barberry, High River and Dixon is primarily engaged in the business of holding and investing in securities. Hopper is primarily engaged in the business of acting as the general partner of High River and holding and investing in securities. AREP is a limited partnership primarily engaged in hotel, casino and resort operations, oil and gas, textiles, land, house and condominium development. AREP's business is conducted through a subsidiary limited partnership, AREH, in which AREP owns a 99% limited partnership interest. API is primarily engaged in the business of acting as the general partner for AREH and AREP. Beckton is primarily engaged in the business of wholly owning API. Mr.
Icahn's present principal occupation or employment is (i) owning all of the interests in CCI Onshore Corp. ("Onshore") and CCI Offshore Corp. ("Offshore"), through which Mr. Icahn indirectly directs and manages the investments of Icahn Partners Master Fund LP, a Cayman Island limited partnership ("Icahn Master") and Icahn Partners LP, a Delaware limited partnership ("Icahn Partners") and
(ii) acting as President and a director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Each of Starfire, Onshore, Offshore, Icahn Master and Icahn Partners is primarily engaged in the business of investing in and holding securities of various entities.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of API, AREH, AREP, Barberry, Beckton, Dixon, High River and Hopper are set forth in Schedule A attached hereto.

Except as set forth on Schedule B attached hereto, neither of the Registrants nor any of their executive officers, directors, managers or persons performing similar functions has, during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the close of business on February 13, 2006, the aggregate purchase price of the 8,228,452 Shares owned by Icahn Group was $287,342,442.20 (including commissions). The source of funding for the purchase of these Shares was general working capital of Barberry, High River, Dixon and AREH, and pursuant to margin accounts in the regular course of business. As of the close of business on February 13, 2006, the aggregate purchase price of the 15,000 Shares purchased by Ms. Golden was $663,569.97 (including commissions). The source of funding for the purchase of these Shares were personal funds of Ms. Golden.

Item 4. Purpose of Transaction

Issuer recently announced the retention of an investment banking firm to conduct a full review of Issuer's strategic alternatives to maximize shareholder value. The Icahn Group may seek to influence Issuer and its investment bankers regarding courses of action that the Icahn Group may suggest are in the Issuer's best interest and which, in the Icahn Group's opinion, would enhance shareholder value. In addition, the Icahn Group may, from time to time, contact the Issuer to express its views regarding Issuer's business and operations.

Registrants reserve the right to acquire additional Shares, at any time and from time to time, in the open market, in private transactions or otherwise and to dispose of Shares, at any time and from time to time, in the open market, in private transactions or otherwise.

Item 5. Interest in Securities of the Issuer

     (a) As of the close of the business day on February 13, 2006: (i) the Icahn Group may be deemed to beneficially own, in the aggregate, 8,228,452 Shares, representing approximately 9.80% of the Issuer's outstanding Shares; and (ii) Ms. Golden owns 15,000 Shares representing approximately 0.02% of the Issuer's outstanding Shares in each case (based upon the 83,964,120 Shares stated to be outstanding as of November 3, 2005 by the Issuer in the Issuer's Form 10Q filed with the Securities and Exchange Commission on November 8, 2005).

     (b) High River by virtue of its relationship to Dixon (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 200,000 Shares which Dixon owns. High River disclaims beneficial ownership of such Shares for all other purposes. Each of Barberry and Hopper by virtue of their relationship to High River and Dixon (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 4,202,049 Shares which High River owns and the 200,000 Shares which Dixon owns. Each of Barberry and Hopper disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Barberry, Hopper, High River, and Dixon (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 900,800 Shares which Barberry owns, the 4,202,049 Shares which High River owns and the 200,000 Shares which Dixon owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 15,000 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

Each of Mr. Icahn, Beckton, API, and AREP, by virtue of their relationship to AREH (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 2,925,603 Shares that AREH owns. Each of Mr. Icahn, Beckton, API, and AREP disclaim beneficial ownership of such Shares for all other purposes.

     (c) No transactions with respect to the Shares were effected during the past sixty (60) days by any of the Registrants.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

None of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

1   Joint Filing Agreement of the Registrants

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006



/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc., general partner


  By:  /s/ Keith Meister
       ------------------------------
       Name:  Keith Meister
       Title: Chief Executive Officer


AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc., general partner


  By:  /s/ Keith Meister
       ------------------------------
       Name:  Keith Meister
       Title: Chief Executive Officer


AMERICAN PROPERTY INVESTORS, INC.


By:    /s/ Keith Meister
       ------------------------------
       Name:  Keith Meister
       Title: Chief Executive Officer


BECKTON CORP.


By:    /s/ Edward E. Mattner
       ---------------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


BARBERRY CORP.


By:    /s/ Edward E. Mattner
       ---------------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


HOPPER INVESTMENTS LLC


By:  /s/ Edward E. Mattner
     ------------------------
     Name:  Edward E. Mattner
     Title: Vice President


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner


  By:  /s/ Edward E. Mattner
       ------------------------
       Name:  Edward E. Mattner
       Title: Vice President


DIXON GUARANTOR LLC
By:  High River Limited Partnership, Sole Member

  By:  Hopper Investments LLC, general partner

    By:  Barberry Corp., sole member


       By:  /s/ Edward E. Mattner
            ---------------------------
            Name:  Edward E. Mattner
            Title: Authorized Signatory



                  [Signature Page of Schedule 13D Re: Imclone]

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value, of Imclone Systems Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of February, 2006.



/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc., general partner


  By:  /s/ Keith Meister
       ------------------------------
       Name:  Keith Meister
       Title: Chief Executive Officer


AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc., general partner


  By:  /s/ Keith Meister
       ------------------------------
       Name:  Keith Meister
       Title: Chief Executive Officer


AMERICAN PROPERTY INVESTORS, INC.


By:    /s/ Keith Meister
       ------------------------------
       Name:  Keith Meister
       Title: Chief Executive Officer


BECKTON CORP.


By:    /s/ Edward E. Mattner
       ---------------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


BARBERRY CORP.


By:    /s/ Edward E. Mattner
       ---------------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


HOPPER INVESTMENTS LLC


By:  /s/ Edward E. Mattner
     ------------------------
     Name:  Edward E. Mattner
     Title: Vice President


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner


  By:  /s/ Edward E. Mattner
       ------------------------
       Name:  Edward E. Mattner
       Title: Vice President


DIXON GUARANTOR LLC
By:  High River Limited Partnership, Sole Member

  By:  Hopper Investments LLC, general partner

    By:  Barberry Corp., sole member


       By:  /s/ Edward E. Mattner
            ---------------------------
            Name:  Edward E. Mattner
            Title: Authorized Signatory



     [Signature Page of Joint Filing Agreement to Schedule 13D Re: Imclone]

                                   SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the name, position, and principal occupation of each director and executive officer of API, AREH, AREP, Barberry, Beckton, Dixon, High River and Hopper. Each such person is a citizen of the United States of America. The business address of Messrs Leidesdorf, Wasserman, Nelson, Saldarelli and Gerard is 100 South Bedford Road, Mt. Kisco, New York 10549. The business address of Messrs. Icahn, Meister, Weber, Hirsch, Bleznick, Mattner, Intrieri, Cozza and Ms. Golden is 767 Fifth Avenue, 47th Floor, New York, New York 10153. Unless as otherwise indicated, to the best of the Registrant's knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of the Registrants own any Shares of the Issuer.

AMERICAN PROPERTY INVESTORS, INC.
Name                                 Title
----                                 -----
Carl C. Icahn                        Director, Chairman of the Board
William A. Leidesdorf                Director
Jack G. Wasserman                    Director*
James L. Nelson                      Director
Keith A. Meister                     Chief Executive Officer
Jon F. Weber                         President and Chief Financial Officer
John P. Saldarelli                   Vice President and Secretary
Henry J. Gerard                      Vice President and Controller
Martin L. Hirsch                     Executive Vice President and
                                      Director of Acquisitions and Development


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
Name                                 Title
----                                 -----
American Property Investors, Inc.    General Partner


AMERICAN REAL ESTATE PARTNERS,  L.P.
Name                                 Title
----                                 -----
American Property Investors, Inc.    General Partner


* Mr. Wasserman owns 2,000 Shares of the Issuer.

BARBERRY CORP.
Name                                 Title
----                                 -----
Carl C. Icahn                        Director, Chairman of the Board, President
Jordan Bleznick                      Vice President/Taxes*
Edward E. Mattner                    Vice President; Authorized Signatory
Gail Golden                          Vice President; Authorized Signatory
Vincent J. Intrieri                  Vice President; Authorized Signatory
Keith Cozza                          Secretary; Treasurer


BECKTON CORP.
Name                                 Title
----                                 -----
Carl C. Icahn                        Director, Chairman of the Board, President
Jordan Bleznick                      Vice President/Taxes


DIXON GUARANTOR LLC
Name                                 Title
----                                 -----
High River Limited Partnership       General Partner


HIGH RIVER LIMITED PARTNERSHIP
Name                                 Title
----                                 -----
Hopper Investments LLC               General Partner


HOPPER INVESTMENTS LLC
Name                                 Title
----                                 -----
Barberry Corp.                       Sole Member
Edward E. Mattner                    Vice President

                                   SCHEDULE B

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.